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                                                                     EXHIBIT 1.1



                                                           FOR IMMEDIATE RELEASE


              CHINA MOBILE (HONG KONG) AND HP ANNOUNCE ALLIANCE FOR RESEARCH AND DEVELOPMENT OF WIRELESS DATA SERVICES IN CHINA

HONG KONG AND PALO ALTO, CALIF., JANUARY 10, 2001 -- China Mobile (Hong Kong) Limited (NYSE: CHL; HKSE: 941) ("CMHK") and Hewlett-Packard Company (NYSE: HWP) ("HP") today announced that CMHK's majority owned subsidiary, the newly formed Aspire Holdings Limited ("Aspire"), has formed a strategic alliance with HP in the areas of research and development of wireless data services. The broad range of strategic initiatives is expected to include joint research and development in wireless data and Internet, as well as the delivery of wireless platforms and solutions for mobile network operators, online merchants, content providers and e-companies in China.

As part of the strategic alliance, HP will make an investment for a maximum equity stake of 7 per cent. in Aspire. HP will become a preferred provider of hardware and related services for Aspire's Mobile Information Services Center
(MISC), a standardized nationwide platform for wireless data services in China, and HP will provide Aspire with quality and competitive products and services. HP will assist Aspire in planning its information technology needs, as well as with the design, implementation and support of Aspire's services in China. In addition, Aspire will become a preferred customer of HP. Both companies will also be exploring other areas of cooperation, including sales, marketing and reseller agreements.

"We are very pleased to have entered into a strategic alliance with HP, one of the leading global solutions and services providers for the mobile market place", said Wang Xiaochu, the Chairman of CMHK. "We plan to bring in other leading technology companies with complementary experience and expertise in the near future to further strengthen Aspire's shareholder base and accelerate its development."

"We expect Aspire to broaden CMHK's ARPU (average revenue per user) sources and provide further growth momentum for CMHK's subscriber base. In addition, CMHK will also benefit from Aspire's expected fast growing revenue streams generated from providing different wireless data services, such as systems and gateway integration service fees, software licensing fees, and wireless solution fees for e-corporates", added Wang Xiaochu.

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"This agreement is a giant step toward making our vision of mobility a reality,"
said Rich Raimondi, vice president and general manager, HP E-Services.Solutions. "This alliance brings together HP's expertise in mobile e-services, with the experience in mobile communication operations of CMHK and its parent company, China Mobile Communications Corporation , as well as their massive subscriber base in China. HP and Aspire will work to transform how businesses operate and how consumers on-the-go live their lives in China."

Aspire was newly established by CMHK to develop and provide wireless data service solutions, as well as systems and gateway integration services. Its current shareholders include CMHK and ASP Investment Holdings Limited, an affiliate of Merrill Lynch (Asia Pacific) Limited. Aspire will initially target the provincial mobile network operators of CMHK and its parent, China Mobile Communications Corporation, which together had more than 63 million subscribers in China by November 2000. Aspire also intends to provide wireless data systems integration and software development services to other mobile network operators, and content and application providers in China, as well as to enterprise customers outsourcing wireless data services.

It is widely believed that wireless data has enormous growth potential in China, given the high growth of mobile subscribers, especially in coastal areas, but relatively low Internet penetration. Aspire is a critical part of CMHK's overall strategy to capture the fast growing wireless data sector in China, and has entered into agreements with China Mobile Communications Corporation and CMHK to develop MISC, a standardized nationwide platform, providing mobile and wireless data and Internet as well as personalization features. It will also develop related application services for their provincial operating subsidiaries. The roll out of the MISC platform is expected to start in some of the major Chinese coastal provinces in early 2001. This nationwide MISC platform will provide a standardized environment for running all wireless data applications and services, and should encourage the development of various applications and software by different content providers and third parties, further stimulating the growth of mobile data subscription and usage.


ABOUT CHINA MOBILE (HONG KONG) LIMITED
China Mobile (Hong Kong) Limited is the 2nd largest mobile telecommunications company in the world, having a subscriber base of 42.7 million by November 2000. The company is the leading cellular operator in China and now operates in 13 provinces and municipalities in mainland China, serving a geographically contiguous market covering all the coastal regions of mainland China with 608 million people, or approximately 48% of the total national population within its coverage area. Information about CMHK can be found on the World Wide Web at http://www.chinamobilehk.com.


ABOUT HP
Hewlett-Packard Company -- a leading global provider of computing and imaging solutions and services -- is focused on making technology and its benefits accessible to individuals and businesses through simple appliances, useful e-services and an Internet infrastructure that's always on.


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HP has 88,500 employees worldwide and had total revenue from continuing operations of $48.8 billion in its 2000 fiscal year. Information about HP and its products can be found on the World Wide Web at http://www.hp.com.

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This news release contains forward-looking statements that are subject to known or unknown risks and uncertainties and certain assumptions. All statements other than statements of historical fact are forward-looking statements. These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Risks, uncertainties and assumptions include, but are not limited to, the possibility that technologies, applications, services, products or market for certain products and services may not develop as expected; that development of these technologies, applications, services, products and market may not proceed as planned; that the growth and prospects of the strategic alliance and Aspire may be adversely affected by unanticipated events; and other risks, uncertainties and assumptions that are described from time to time in the respective Securities and Exchange Commission reports and registration statements filed by CMHK and HP, including but not limited to the annual report on Form 20-F for the year ended December 31, 1999 and the registration statement on Form F-3 (No. 333-47256) each filed by CMHK and the annual report on Form 10-K for the year ended Oct. 31, 1999 filed by HP, and their subsequently filed reports. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, actual results may differ materially from those expressed or implied by these forward-looking statements contained in this news release. Neither CMHK nor HP intends to update these forward-looking statements.


EDITORIAL CONTACTS
Jacky Yung / Grace Wong
China Mobile (Hong Kong) Limited
Tel: 852 3121 8888     Fax: 852 2511 9092

Dusya Broytman, HP
Tel: 408-447-1041
dusya_broytman@hp.com

Cecilia Pang, HP Asia Pacific
Tel: (65) 374-7981
Cecilia_Pang@hp.com


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